UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-30994

Asia Global Crossing Ltd.

(Exact name of registrant as specified in its charter)

Mintflower Place, 2nd Floor, 8 Par-La-Ville Road
Hamilton, Bermuda HM 08
(441) 296-6485

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

13.375% Senior Notes due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

     Approximate number of holders of record as of January 1, 2002:

Class A Common Stock:	299

13.375% Senior Notes:	37

     Pursuant to the requirements of the Securities Exchange Act of 1934, Asia Global Crossing Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 4, 2003	By:	/s/ Stefan Riesenfeld

Name: Stefan Riesenfeld Title: Sr. Vice President and CFO